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Exhibit 12

Anthem, Inc.—Statement Re Computation of Ratio of Earnings to Fixed Charges

	03/31/02	12/31/01	12/31/00	12/31/99	12/31/98	12/13/97
Ratio of Earnings to Fixed Charges
Earnings Available for Fixed Charges:
Pretax earnings from continuing operations before adjustment for minority interest	$149.5	$524.6	$329.8	$60.8	$288.2	$106.7
Add fixed charges:
Interest expense, including amortization of debt discount and expense	17.6	60.2	54.7	30.4	27.9	23.7

Total Earnings Available for Fixed Charges	$167.1	$584.8	$384.5	$91.2	$316.1	$130.4

Fixed Charges:
Interest expense, including amortization of debt discount and expense	$17.6	$60.2	$54.7	$30.4	$27.9	$23.7

Total Fixed Charges	$17.6	$60.2	$54.7	$30.4	$27.9	$23.7

Ratio of Earnings to Fixed Charges	9.49	9.71	7.03	3.00	11.33	5.50

	03/31/02	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97
Pro Forma Ratio of Earnings to Fixed Charges
Pro Forma Earnings Available for Fixed Charges:
Pretax earnings from continuing operations before adjustment for minority interest	$149.5	$524.6	N/A	N/A	N/A	N/A
Add fixed charges:
Interest expense, including amortization of debt discount and expense	17.6	60.2	N/A	N/A	N/A	N/A

Total Pro Forma Earnings Available for Fixed Charges	$167.1	$584.8	N/A	N/A	N/A	N/A

Fixed Charges:
Interest expense, including amortization of debt discount and expense	$17.6	$60.2	N/A	N/A	N/A	N/A
Interest payments on notes	15.9	63.9	N/A	N/A	N/A	N/A

Total Pro Forma Fixed Charges	$33.5	$124.1	N/A	N/A	N/A	N/A

Pro Forma Ratio of Earnings to Fixed Charges	4.99	4.71	N/A	N/A	N/A	N/A

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Anthem, Inc.—Statement Re Computation of Ratio of Earnings to Fixed Charges